September 6, 2012

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Professional Diversity Network, LLC
Registration Statement on Form S-1, Amendment 2
July 23, 2012
File No. 333-181594

Dear Ms. Jacobs:

By letter dated August 3, 2012 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the Registration Statement on Form S-1/A (the “Amendment”) submitted by Professional Diversity Network, LLC (the “Company”).

In order to facilitate your review, this letter responds to each of the comments set forth in the SEC Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the SEC Letter.

Prospectus Cover Page

1.	We note that you have deleted the disclosure on the prospectus cover page regarding the issuance of the warrant to the underwriter to purchase up to 5% of the shares being offered by the prospectus. This appears to be material information regarding the total number of shares of common stock being offered that should be presented on the cover page. Please revise to include this information or tell us why you believe that this disclosure is not material.

Response

We have revised the prospectus cover page to disclose the issuance of the warrant to the underwriter to purchase up to 5% of the shares being offered by the prospectus.

2.	We note your response to prior comment 6 that you currently do not know whether you will be a “controlled company” as defined by Nasdaq Rule 5615(a) following the offering since your offering price has not been determined and you do not know the number of shares of common stock you will be offering. Once you determine your offering price and the number of shares being offered, please revise your disclosure on the prospectus cover page and prospectus summary that states that you may be deemed a controlled company to indicate whether you will be deemed a controlled company as defined by Nasdaq rules.

September 6, 2012

Response

We note the Staff’s comment, and while we currently do not know the number of shares of common stock we will be offering, we currently believe that it is more likely than not that we will be deemed a controlled company as defined by Nasdaq rules. Therefore, we have revised the prospectus cover page and prospectus summary accordingly to state that we will be deemed a controlled company as defined by Nasdaq rules.

Prospectus Summary

3.	We note your response to prior comment 5 that you intend to organize into a Delaware corporation “substantially simultaneously with the effectiveness of the registration statement” but it is unclear whether you intend to rely on Rule 414 of the Securities Act. Please clarify whether the reorganization will occur before the effectiveness of the registration statement and tell us where you have provided disclosure in the registration statement that the Delaware corporation will succeed to the obligations of the LLC. Also, disclose as a related party transaction the binding agreement that you intend to enter into prior to the effectiveness of the registration statement that provides that the members of the LLC will contribute 100% of their membership interests of the LLC to the newly formed corporation.

Response

The reorganization will occur immediately prior to our acceleration request for effectiveness, Therefore, we will not rely on Rule 414. We have added disclosure on page [-] to state that the Delaware corporation will succeed to the obligations of the limited liability company. We are finalizing the reorganization documents, and once we have entered into such reorganization documents, we will add disclosure in the related party transaction section to disclose such agreements and that the members of the limited liability company will contribute 100% of their membership interests of the LLC to the newly formed corporation.

Summary Financial Data, page 12

4.	Please further revise your balance sheet data table on page 13 to include a description of the pro forma column you added in response to our prior comment 7, similar to the description noted on page 30.

Response

We have revised our balance sheet data table on page 13 to include a description of the pro forma column as per the Staff’s request.

Use of Proceeds, page 29

5.	We note your revised disclosure on page 29 that from time to time, you may meet with and identify acquisition targets but that you currently have no agreements or commitments with respect to material acquisitions or investments in other companies. Please tell us, with a view toward disclosure, whether the company has any plans which have not yet been formalized or identified any acquisition targets. This section does not require disclosure of definitive plans and it is acceptable to discuss preliminary plans. See Item 504 of Regulation S-K.

September 6, 2012

Response

The Company has entered into a letter of intent with Careerimp, Inc. to acquire its assets and assume certain liabilities. However, the Company has no binding obligation to act under the letter of intent. Furthermore, we do not believe further disclosure in the Use of Proceeds section is required under Item 504 of Regulation S-K.

Item 504 of Regulation S-K states that:

Where, however, pro forma financial statements reflecting such acquisition are not required by Regulation S-X to be included in the registration statement, the possible terms of any transaction, the identification of the parties thereto or the nature of the business sought need not be disclosed, to the extent that the registrant reasonably determines that public disclosure of such information would jeopardize the acquisition.

The disclosure of the letter of intent would jeopardize the transaction because the letter of intent prohibits the public disclosure of any information contained with the letter of intent.

Pursuant to Regulation S-X Rule 11-01 and Rule 3-05, pro forma financial statements are not required in the registration statement because the potential acquisition is neither ‘probable” at this point, nor would the acquisition meet the criteria of a “significant business combination” under the 20% test set forth in Rule 3-05 of Regulation S-X.

The letter of intent with Careerimp, Inc. is being provided to the Staff on a supplemental basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 34

6.	We note your revised disclosures on page 34 in response to our prior comment 9. However, we also note that you removed the disclosures regarding the terms of the current Monster agreement, which included a discussion of the current fee structure and your ability to consistently meet the minimum threshold requirements set forth in the agreement. Please revise to include the information on your existing contract in addition to the added disclosures on negotiating its renewal or tell us why you believe this information is not relevant to investors.

Response

We have revised our disclosures on page 34 to include the information on our existing contract with Monster that had been removed in our response to prior comment 9 as per the Staff’s request.

September 6, 2012

Liquidity and Capital Resources, page 42

7.	We note your response to our prior comment 12 and your additional disclosure on page 42. Please explain to us why the average days to pay for your two significant customers of 58 and 78 is significantly less than the days sales outstanding of 105 days for fiscal 2011 and 92 days for the three months ended March 31, 2012. Further, it does not appear that disclosing the average days to pay provides investors with an understanding as to why your accounts receivable balance and your days sales outstanding are so high relative to your payment terms with those customers that comprise 94% of your revenue for 2011. Please further revise your disclosures to incorporate such information.

Response

The average days to pay for our two significant customers is significantly less than the days sales outstanding for two reasons:

1. Our largest customer often pays for more than one invoice at a time. They may remit payment for an invoice that is not yet due at the same time they submit payment for an invoice that is 20 days past due.

2. In consideration of the fact that we invoice on the last day of the month the current balance in our accounts receivable aging would be a minimum of $1,016,000 at the end of any given quarter.

At December 31, 2011 and March 31, 2012, our largest customer had one invoice that was past due while our second largest customer had two invoices that were past due at December 31, 2011 and one past due invoice at March 31, 2012. In substantially all situations, past due invoices were paid within ten days of the end of the reporting period. As a result of having two large customers invoiced monthly, our days sales outstanding decreases significantly upon the receipt of payment from either customer. The receipt of payment for two invoices within ten days of the end of the period decreases our days sales outstanding from 105 to 75 days at January 10, 2012 and from 92 days to 67 days at April 10, 2012. We are providing on a supplemental basis a spreadsheet showing our Average Days to Pay Report for clearer presentation to the Staff. We believe that our current disclosures are adequate and that further discussion could confuse investors that may otherwise have confidence in the creditworthiness of our two largest customers.

Certain Relationship and Related Party Transactions

Agreements with Directors and Executive Officers, page 68

8.	We note your revised disclosure in response to prior comment 13 regarding the investment agreement that provides Mr. Kirsch with additional compensation payments equal to 30% of the principal payments made by the company under the promissory notes payable to Ferdinando Ladurini. Please disclose as you do in the response letter that no further payments to Mr. Kirsch would be required after the outstanding notes convert into equity in connection with the initial public offering. Similar revisions should be made to your disclosures in Note 8 to the financial statements.

Response

We have revised our disclosures on page 68 and in Note 8 as per the Staff’s request.

September 6, 2012

Underwriting and Plan of Distribution

IPO Customer Stock Ownership Plan, page 80

9.	Please revise to clarify in this section and in the prospectus summary that you will be offering shares of common stock under the Customer Stock Ownership Plan through a separate prospectus and that this prospectus does not relate to the CSOP offering.

Response

We have added disclosure in the Prospectus Summary and on page 84 of the prospectus to state that “the shares being offered under the CSOP is offered under a separate prospectus and this prospectus does not relate to the CSOP offering.”

Financial Statements

Note 7. Notes Payable to Members, page F-13

10.	We note from your response to our prior comment 16 that you will provide disclosure regarding an estimate of the conversion price when you and the underwriters are able to estimate a price range of your initial public offering. We further note that these promissory notes are currently non-convertible; however, you have an understanding with the founding members that the notes will be exchanged for shares of your common stock at a price per share equal to the offering price. It appears that the terms of this current “understanding” are significant to the financial statements and therefore should be disclosed in the next amendment, even if the estimated price range of the initial public offering is not yet known. Please revise to include such disclosures.

Response

We have revised our disclosures in Note 7 to include the information on the “understanding” with the founding members, as per the Staff’s request.

Exhibits

11.	We note that you have not filed the insertion order with the Apollo Group entered into on June 11, 2012 that provides for payment to the company beginning in July 2012 based upon the number of persons the company refers to the University of Phoenix. It appears that this insertion order modifies your material agreement with the Apollo Group and should be filed as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response

We have filed the insertion order with Apollo Group and have revised the exhibit index accordingly.

September 6, 2012

If you have any questions, please contact our counsel Brian Lee or Michael Froy at SNR Denton US LLP. Mr. Lee may be reached (212) 768-6926 and Mr. Froy at (312) 876-8222.

Sincerely,

/s/ James Kirsch

James Kirsch

cc:	Brian Lee, Esq.
SNR Denton US LLP